Filed by iXL Enterprises, Inc.
              Pursuant to Rule 165 and Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities
                                                            Exchange Act of 1934

                                            Subject Company:  Scient Corporation
                                                   Commission File No. 000-25893



SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This filing contains forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to future events or iXL Enterprises' or Scient Corporation's future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "could", "should," "expects," "plans," "anticipates," "believes," "estimates," "projects", "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. These statements include, but are not limited to, statements regarding: the expected benefits of the merger such as efficiencies, cost savings, market profile and financial strength, and the competitive ability and position of the combined company. These statements involve known and unknown risks, uncertainties and other factors that may cause iXL Enterprises' or Scient Corporation's or their industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the inability to obtain, or meet conditions imposed for approvals for the business combination, failure of the iXL Enterprises or Scient Corporation stockholders to approve the mergers, the risk that the iXL Enterprises and Scient Corporation's businesses will not be coordinated and integrated successfully, and disruption from the merger making it more difficult to maintain relationships with clients, lenders, employees, suppliers or other constituents. For a detailed discussion of additional factors that could cause iXL Enterprises' or Scient Corporation's results to differ materially from those described in the forward-looking statements, please refer to iXL Enterprises' and Scient Corporation's filings with the Securities and Exchange Commission, especially the sections titled "Special Note Regarding Forward-Looking Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Risk Factors" in iXL Enterprises' 2000 Annual Report on Form 10-K and "Special Note Regarding Forward-Looking Statements" and "Business -- Risk Factors" in Scient Corporation's 2000 Annual Report on Form 10-K. These factors may cause iXL Enterprises' or Scient Corporation's actual results to differ materially from any forward-looking statement.

ADDITIONAL INFORMATION

In connection with these transactions, iXL Enterprises and Scient Corporation will file a joint proxy statement/prospectus and other relevant documents with the Securities and Exchange Commission (the "SEC"). Investors are urged to read the joint proxy statement/prospectus carefully and in its entirety when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by iXL Enterprises free of charge by requesting them in writing from iXL Enterprises, 1600 Peachtree St., NW, Atlanta, GA 30309, Attention: Michael J. Casey, or by telephone at 404-279-1000. You may obtain documents filed with the SEC by Scient Corp. free of charge by requesting them in writing from Scient Corporation, 860 Broadway, New York, NY 10003, Attention: Michael Hand, or by telephone at 917-534-8200.

iXL Enterprises and Scient Corporation, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of iXL Enterprises and Scient Corporation in connection with the mergers. Information about the directors and executive officers of iXL Enterprises and their ownership of iXL Enterprises stock is set forth in the proxy statement for iXL Enterprises' 2000 annual meeting of stockholders. Information about the directors and executive officers of Scient Corporation and their ownership of Scient Corporation stock is set forth in the proxy statement for Scient Corporation's 2001 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

Investors are urged to read the joint proxy statement/prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions.

        The following press release was issued by iXL Enterprises, Inc.:


                   iXL ANNOUNCES SECOND QUARTER 2001 RESULTS

ATLANTA, July 31, 2001 -- iXL Enterprises, Inc. (Nasdaq: IIXL - news) today reported second quarter 2001 financial results. For the three months ended June 30, 2001, iXL's revenue was $32.7 million. Revenue was $118.4 million for the same period for 2000. Excluding amortization, stock-based compensation and other non-cash expenses, equity in net losses of affiliates, impairment of intangible assets and a restructuring charge, iXL reported a pro forma net loss of $9.8 million or $0.10 per share for the three months ended June 30, 2001, compared to pro forma net income of $3.6 million or $0.05 per share for the same period in 2000.

In May, iXL announced that it would effect a workforce reduction from approximately 1,300 employees to approximately 1,000 employees. Those reductions have been largely completed.

"We continue to take costs out of our operations and run our business more efficiently. Revenue from our top 10 accounts remained constant from the previous quarter and, in this very difficult market, we improved our professional services margins, utilization rates and revenue per billable employee from the previous quarter," said iXL President and Chief Executive Officer Christopher M. Formant. "While we fell short of being cash flow positive by the end of the quarter, our fundamental operations continue to improve, and we believe our revenue picture is stabilizing.

"iXL added a number of new clients recently, including the American Insurance Association, Independence Blue Cross, and the Darden Graduate School of Business Administration at the University of Virginia," Formant added. "We also continue to deliver significant follow-on work from larger clients such as Eastman Chemical, DuPont, GE, Marconi and the American Booksellers Association."

About iXL:

IXL is an industry-focused global consulting and services company. iXL solves fundamental business issues by digitizing and integrating our clients' sales, customer service, training, production and distribution processes to facilitate interactions with all customers, employees and suppliers across all channels. iXL has done this successfully for some of the world's leading companies, including AIG, BellSouth, British Airways, Budget Rent a Car, Chase, Citicorp, The Coca-Cola Company, Delta Air Lines, DuPont, Eastman Chemical FedEx, First Union, Fleet, GE and LloydsTSB via its Enterprise, Travel/Transportation, Financial Services, Retail/Consumer Packaged Goods and Manufacturing groups. For more information, visit www.ixl.com.

Forward Looking Statements

This release contains certain forward-looking statements regarding iXL, including statements about its operations, prospects and expectations about future financial results. These forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially. These risks and uncertainties include the demand for iXL's services, iXL's ability to obtain additional projects with existing or new clients, iXL's ability to provide services to existing and new clients, the sufficiency of iXL's sales and marketing teams, future growth, absence of long-term contracts with clients, key management and employee retention, competition, technological advances, and other factors identified in iXL's filings with the Securities and Exchange Commission, including but not limited to the 10-K and subsequent 10-Qs. Copies of those filings are available from the Company and the SEC.

Call in information: iXL Enterprises, Inc. (Nasdaq: IIXL - news) will release its second quarter 2001 financial results on Tuesday, July 31, 2001, before the market opens. This release will be followed by a conference call hosted by iXL senior management at 9:00 a.m. EST. iXL had previously announced that it would report its results on August 8, 2001.

To access the release and the conference call over the Internet, please go to http://www.ixl.com at least 15 minutes prior to the call. To access the call directly, dial 1-800-289-0528. Listeners will then be prompted to enter a pass code. The pass code is 536665. A rebroadcast of the call can be accessed via http://www.ixl.com shortly after the call has been completed. The rebroadcast will be continually available for 48 hours.


                             iXL ENTERPRISES, INC.
                        CONDENSED STATEMENT OF OPERATIONS
                                 (in thousands)
                                   (Unaudited)

                              Three Months Ended           Six Months Ended
                                   June 30,                    June 30,
                              2001          2000          2001         2000

Professional services
 revenue                     $  32,737    $ 118,423    $  73,431    $ 219,718

Professional services
 expense                        25,553       55,122       60,750      103,018

Sales and marketing
 expenses                        5,569       11,370       11,022       21,104

General and administrative
 expenses                       13,748       42,449       33,534       79,467

Operating loss before
 non-cash expenses             (12,133)       9,482      (31,875)      16,129

Stock-based compensation
 and other                         405          756          606        3,866
Depreciation                     4,706        4,928        9,719        9,113
Amortization                     4,117       11,205        8,370       22,036
Impairment charge on
 intangible assets              12,746           --       12,746           --
Restructuring charge            24,880           --       24,880           --
  Total operating
   expenses                     91,724      125,830      161,627      238,604

  Loss from
   operations                  (58,987)      (7,407)     (88,196)     (18,886)

Other income (expense),
 net                             7,933          (84)       7,757         (266)
Interest income                    350        1,667          937        3,344
Interest expense                (1,256)        (219)      (2,259)        (690)
Equity in net losses
 of affiliates                      --      (21,908)          --      (32,079)

  Loss before income
   taxes                       (51,960)     (27,951)     (81,761)     (48,577)
Income tax expense                  --         (600)          --         (600)

  Net loss                   $ (51,960)   $ (28,551)   $ (81,761)   $ (49,177)

Weighted average common
 shares outstanding             95,541       74,801       87,162       73,339

Net loss per common
 shareholder                 $   (0.54)   $   (0.38)   $   (0.94)   $   (0.67)


(1)Pro forma net (loss)
   income                    $  (9,812)   $   3,610    $ (35,159)   $   5,736

Pro forma net (loss)
 income per share            $   (0.10)   $    0.05    $   (0.40)   $    0.08

     (1) Pro forma net (loss) income is defined as loss before income taxes excluding amortization, stock-based compensation and other non-cash expenses, equity in net losses of affiliates, impairment charge on intangible assets and restructuring charge. Pro forma net income for the three months ended June 30, 2000 is presented net of a 39 percent income tax rate.


                              iXL ENTERPRISES, INC.
                      CONDENSED CONSOLIDATED BALANCE SHEET
                                 (in thousands)
                                   (Unaudited)

                                                     June 30,   December 31,
                                                        2001           2000

    ASSETS
    Cash and cash equivalents                       $ 25,578       $ 48,595
    Marketable securities                                202          3,967
    Accounts receivable, net of allowance for
     doubtful accounts of $5,768 and $21,339 at
     June 30, 2001 and December 31, 2000,
     respectively                                     19,607         47,330

    Unbilled revenue                                   9,328         13,858
    Prepaid expenses and other current assets          2,388          3,035
      Total current assets                            57,103        116,785

    Property and equipment, net                       42,046         69,896
    Intangible assets, net                            20,396         41,589
    Other non-current assets                           4,996          6,165
      Total assets                                  $124,541       $234,435

    LIABILITIES AND STOCKHOLDERS' EQUITY
    Accounts payable                                $  9,017       $ 22,919
    Deferred revenue                                   5,462          7,537
    Accrued liabilities                                6,688         15,180
    Restructuring reserve                              8,730         30,328
    Current portion of long-term debt                    314            323
    Borrowings under credit facility                   3,700             --
      Total current liabilities                       33,911         76,287

    Long-term restructuring reserve                   11,381         11,297
    Long-term debt and warrants                       14,618         20,395
    Other long-term liabilities                        2,152             48
      Total liabilities                               62,062        108,027

    Stockholders' equity                              62,479        126,408

      Total liabilities and stockholders' equity    $124,541       $234,435